UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No. 10)

                VIDEO LOTTERY TECHNOLOGIES, INC.
               ----------------------------------
                        (Name of Issuer)

                  Common Stock, $.01 par value
                --------------------------------
                 (Title of Class of Securities)

                            92656M10
                            ---------
                         (CUSIP Number)

                          William Spier
                       444 Madison Avenue
                           38th Floor
                    New York, New York 10022
                         (212) 759-3287
              -------------------------------------
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)

                       - with a copy to -

                      Peter S. Golden, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                    New York, New York 10004
                         (212) 820-8000

                    December 17 and 18, 1996
              (Dates of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

         This Amendment No. 10 amends and supplements the statement on Schedule 13D filed by William Spier on October 30, 1992 and, as a result of an amendment thereto, by Video Investment Partners, L.P., Asgard Ltd., Parkway M&A Capital Corporation, Alpine Associates, Ltd., Gabriel Capital, L.P., LBN Investment Associates, L.P., and Homer Noble (the "Schedule 13D") with respect to Common Stock, par value $.01 per share (the "Shares"), of Video Lottery Technologies, Inc., a Delaware corporation (the "Company").

         Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the
Schedule 13D.

         Item 4 of the Schedule 13D is hereby amended to add the following information.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) LETTER REAFFIRMING PREVIOUS PROPOSAL TO ACQUIRE THE COMPANY. William Spier has delivered a letter to the Board of Directors of the Company stating that he is prepared to immediately enter into a merger agreement with the Company providing for the payment of $6.00 in cash for each Share based upon his proposal dated November 14, 1996. The letter stated Mr. Spier's belief that he had already satisfied all reasonable concerns of the Company regarding his ability to complete the transaction. He also proposed, as evidence of his confidence in being able to consummate the transaction, that he purchase up to an additional 20% of the outstanding Shares in open market or privately negotiated transactions at prices up to $6.00 per Share immediately after entering into a merger agreement with the Company. A copy of the letter is attached as an exhibit hereto and is hereby incorporated by reference. There can be no assurance that any transaction will result from this proposal.

         (b) ENCOURAGING STOCKHOLDERS TO COMMUNICATE THEIR SUPPORT FOR PROPOSAL TO BOARD. In light of the apparent unwillingness of the Board of Directors of the Company to pursue Mr. Spier's acquisition proposal, Mr. Spier encourages all stockholders who wish to receive $6 per Share in cash for their Shares to communicate to the Board their support for Mr. Spier's proposal in any way they consider appropriate.

         (c) INABILITY TO JOIN IN BOARD'S RECOMMENDATION TO REELECT JAMES DAVEY AS A DIRECTOR OF THE COMPANY. Mr. Spier has advised the Board of Directors of the Company that he dissents from the Board's nomination of James Davey to be elected at the next annual meeting of the Company's stockholders and does not join in the Board's recommendation that stockholders vote in favor of Mr. Davey's reelection as a director of the Company.

         Mr. Spier is not supporting Mr. Davey's reelection because he disagrees with Mr. Davey's views as to the appropriate management and strategic direction of the Company.

         Item 7 of the Schedule 13D is hereby amended to add the following information.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Letter to Board of Directors of the Company dated
              December 17, 1996.

                            SIGNATURE
         After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              ALPINE ASSOCIATES, LTD.


/S/WILLIAM SPIER              By: /S/WILLIAM SPIER
----------------                  ----------------
William Spier                     William Spier
                                  Pursuant to Power of Attorney


VIDEO INVESTMENT PARTNERS, L.P.   GABRIEL CAPITAL, L.P.


/S/WILLIAM SPIER              By: /S/WILLIAM SPIER
----------------                  ----------------
William Spier                     William Spier
Managing General Partner          Pursuant to Power of Attorney


ASGARD LTD.                       LBN INVESTMENT ASSOCIATES, L.P.


/S/WILLIAM SPIER              By: /S/WILLIAM SPIER
----------------                  ----------------
William Spier                     William Spier
Pursuant to Power of Attorney     Pursuant to Power of Attorney


PARKWAY M&A CAPITAL               HOMER NOBLE
  CORPORATION


/S/WILLIAM SPIER              By: /S/WILLIAM SPIER
----------------                  ----------------
William Spier                     William Spier
Pursuant to Power of Attorney     Pursuant to Power of Attorney

Date:  December 18, 1996

                                                          EXHIBIT


                          WILLIAM SPIER
                 444 MADISON AVENUE, 38TH FLOOR
                    NEW YORK, NEW YORK  10022
                      PHONE:  212 751-2300
                       FAX:  212 644-0499
                           -----------

                                                December 17, 1996


Mr. Richard Burt
Chairman, Special Committee
Video Lottery Technologies, Inc.
115 Perimeter Center Place
Atlanta, GA  30346


Dear Rick:

          In response to your December 9, 1996 letter, I am prepared to immediately enter into a merger agreement with Video Lottery Technologies, Inc. providing for the payment of $6.00 in cash for each common share of VLT. I believe I have already satisfied all REASONABLE concerns of the Board of Directors of VLT and the Special Committee. In that regard, I have proposed a number of means to assure you that the financing for the transaction will be available and that all regulatory and other necessary approvals will be obtained.

          However, I am concerned by the schizophrenic nature of your December 9 letter and VLT's December 12 press release. Although you state that you are willing to enter into good faith negotiations regarding the sale of VLT, you then impose preconditions not only to an agreement but also to negotiations. You then go on to state that even if I satisfied every one of VLT's preconditions (including those having no rational relationship to my proposal), VLT is still not prepared to commit to take any action to enhance shareholder value. Consequently, it is quite difficult for me to believe that the Special Committee is dedicated to sincerely pursuing all credible proposals to provide immediate and substantial benefits to VLT and its stockholders despite the Company's repeated public declarations to that effect. Indeed, the assertion in your December 9 letter that the Committee "has not, at this point, decided that VLT is for sale at all", apparently contradicts the Company's often stated position.

          I also am disappointed by the suggestion in your letter that the VLT Special Committee intends to delay a decision on my acquisition proposal until it has reviewed yet again its possible courses of action. After more than four years of reviewing strategic alternatives and corporate restructuring, the apparently unsuccessful recent effort to sell AWI, and the more than one month since my proposal had been publicly announced and other parties have had a chance to express their interest in acquiring VLT, any reasonable person would be compelled to conclude that you are at the end of a process of self-examination and not at the beginning. Indeed, my proposal resulted from my perception and that of many VLT stockholders that no other attractive alternative existed for VLT, its customers, suppliers and shareholders, and that it was necessary to put an end to VLT's apparently endless exploration of alternatives and management's constant distraction and lack of focus. The time for VLT to act is now.

          In addition, although I do not expect to be treated more favorably than any third party expressing interest in VLT, I am entitled to be treated fairly and not be subjected to demands which are either impossible to meet or inappropriate. For example, you have requested that I agree to terms to which no third party would ever agree, such as not subjecting a merger to necessary regulatory approvals. As you know state lottery authorities and gaming commissions must approve changes of control of VLT. We all have a fiduciary obligation to ensure that VLT's businesses, customers and employees not be adversely affected by any transaction and must not ignore the clear requirements of those licensing or doing business with VLT. I am confident all approvals will be obtained because these authorities have already approved my qualifications. Nevertheless, it is entirely unreasonable and unfair not to afford these regulators the opportunity to review the proposed transaction. No other transaction in either the lottery or gaming industries has even been effected without a condition relating to the receipt of regulatory and similar approvals.
Your position on the matter seems punitive and inconsistent with your stated desire to deal with me in good faith and reflects a motivation that appears inimical to stockholder interests. Indeed, no reasonable person, including any Fortune 500 company, would ever agree to such a demand.

          With respect to your pre-conditions for negotiation, the only relevant concerns have already been addressed.

          o FEASIBILITY. Your investment banker, Salomon Brothers, has already indicated to us that it believes our proposed transaction is based on a sound business plan, is financeable, and is likely to close.

          o FINANCING. I have previously outlined a structure which will permit the necessary financing to be obtained without much difficulty. I also have already proposed that at the time we execute a merger agreement, both my financial advisor and VLT's would deliver letters stating that the financing for the transaction should be available. In addition, I have suggested that VLT can terminate the merger agreement if I do not have commitments for financing within a reasonable period after the signing of the agreement, say 45 days, and would be willing to reimburse VLT for its reasonable out-of-pocket expenses if financing were unavailable.

          o REGULATORY APPROVALS. You already have been advised that the participants in my group will either be current members of my investor group or similar passive investors and any third parties will be persons already licensed or approved by the relevant regulatory authorities. Because you are well aware that I have been repeatedly found acceptable by every regulatory and similar authority scrutinizing VLT, you have a better basis for concluding my transaction will be approved by all of these authorities than almost any other third party proposal. Once again, if my transaction cannot be completed because of failure to obtain necessary approvals, I am prepared to pay VLT's reasonable out-of-pocket expenses.

          o REPRESENTATIONS AND WARRANTIES. A merger agreement between us will contain only customary provisions in transactions of this type. I am confident our lawyers can quickly work out an acceptable agreement.

          o ARRANGEMENTS WITH THIRD PARTIES. Of course we agree that VLT's stockholders be fully informed as to any arrangements we have with third parties. Therefore, we would complete all such arrangements within the time we have proposed to finalize financing arrangements. Accordingly, there will be no difficulty in fully describing arrangements, if any, in the VLT proxy materials to be mailed to stockholders in connection with the merger.

          o COMMITMENT. I was surprised by your suggestion that I was not fully committed to this transaction. I proposed to provide interim financial support to VLT as a demonstration of my commitment. However, if you require further demonstration of my commitment to my proposal and my desire to provide VLT shareholders with a highly beneficial transaction, I AM WILLING TO PURCHASE UP TO AN ADDITIONAL 20% OF VLT'S COMMON SHARES IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS AT PRICES UP TO $6 PER SHARE AS PROMPTLY PRACTICABLE AFTER OUR EXECUTING A MERGER AGREEMENT. This will permit those stockholders desiring immediate liquidity to sell their shares at attractive prices and will require me to make a substantial additional investment in VLT. What better way can I demonstrate my confidence in my ability to complete the proposed acquisition than for me to make a sizable down payment which provides immediate benefits to VLT's public shareholders?

          o VLT RIGHT TO TERMINATE. My proposal already contemplates that VLT could terminate its agreement with me if it can provide VLT shareholders with at least $6 in cash per share. Obviously, I would agree that VLT could provide this cash value through one or more transactions. As a stockholder I would support transactions providing greater immediate cash value than my proposal. However, I do not consider it reasonable or in VLT's shareholders' interests to permit the Special Committee to deprive stockholders of the ability to accept my proposal if the Special Committee changes its mind but cannot deliver at least $6 in cash per share to shareholders. The real owners of VLT should be given the right to decide the destiny of their investment. Finally, if I have expended substantial funds to provide value to VLT shareholders and VLT terminates my agreement in order to pursue a superior cash alternative, VLT should reimburse my out-of-pocket expenses. After all, it will have been my transaction which both provided a floor on the auction and impelled a third party to pay a higher price. I am not asking to make a profit; I only ask that I not be subjected to considerable expense to subsidize a benefit for all shareholders. No reasonable acquirer would agree to your proposal.

          o TIMING. I agree that we should all work together to consummate my transaction as promptly as practicable. Certain considerations limit how quickly we can close. The transaction will require VLT shareholder approval. Therefore, proxy materials must be prepared, filed with the SEC, cleared by the SEC, and sent to shareholders. Depending upon factors beyond my or VLT's control, the process of obtaining shareholder approval takes between 60 and 180 days from the execution of a merger agreement. Similarly, obtaining regulatory approvals subjects the transaction to timing considerations out of our control. Once again, if hearings are required after necessary filings and investigations are made, 180 days may pass before closing. We will all work diligently to consummate the merger as soon as possible. We cannot, however, ignore timing constraints applicable to every transaction in the gaming and lottery industries. Do not treat me unfairly by asking me to agree to something to which no third party seeking to acquire VLT would ever agree.

          o INDEMNIFICATION. I do not understand your focus on indemnification of directors and officers of VLT. Presumably, you will be comfortable that you have acted properly. Nevertheless, I am willing to do whatever is usual in transactions of this type.

          o DISCUSSIONS WITH THIRD PARTIES, INCLUDING EDS. With respect to EDS, I note that VLT has been engaged in efforts to resolve its dispute for close to one year. I encourage a quick resolution of the disagreement. However, if an agreement cannot be reached in the near future, VLT must acknowledge that its efforts have been unsuccessful and that my acquisition proposal provides the most likely means of resolving the situation. In any event, in the immediate future, I have no intention of engaging in substantive discussions with EDS regarding its dispute with VLT and possible resolutions of that dispute in the context of my acquisition proposal.

          o VLT'S EXPLORATION OF OTHER ALTERNATIVES. Although I share the view of many of VLT's stockholders that there are no superior alternatives to my proposal, I will actively support VLT efforts to achieve a greater than $6 per share cash value after a merger agreement is signed. It is detrimental to the interests of VLT, its shareholders and other constituents to delay a transaction which everyone agrees is highly attractive because of the speculative possibility that VLT somehow has missed out on an opportunity during its comprehensive and extraordinarily lengthy review of strategic options over the past four years.

          o MY PARTICIPATION AS A DIRECTOR. I am extremely disturbed by your desire to exclude me from participation as a director of VLT in respect of matters unrelated to my acquisition proposal. It is indisputable that as a director of VLT I continue to have a fiduciary duty to exercise a supervisory role over VLT's business affairs. At a time when VLT is confronting so many business, management, compensation, and operating problems, it is particularly important that each director be extensively involved on a fully informed basis in VLT's affairs. Other than matters relating to my acquisition proposal or other possible extraordinary and competing transactions, I am not only entitled to fully participate as a director, but required to do so. (I further note that your reference to Mr. Lyons as my affiliate in your December 12 press release is erroneous and insulting to Mr. Lyons. He is not in any way controlled by me. During his four years of service as a VLT director he has disagreed with me many times.) Asking me to effectively abdicate my responsibilities as a director of VLT is a disservice to VLT and its shareholders. Moreover, you have created the impression that your only motivation for excluding me from the continuing management of VLT is to silence dissenting voices on the Board, particularly when such dissent relates to matters including your compensation and that of other members senior management. Therefore, I respectfully demand that I be afforded all rights of a director of VLT and not be excluded from any Board deliberations other than those relating to those involving a sale of VLT or a substantial portion of its assets.

          Lastly, you have asked me to consent to the appointment of counsel to the Special Committee. I do not wish to intrude on the independence of the Special Committee and only request that appropriate safeguards be adopted to ensure that the interests of VLT and management not be confused. I defer to the Committee's judgment in this regard.

          In light of the urgency of VLT's situation and the desirability of proceeding rapidly to complete an extremely attractive transaction, I urge you to accept my proposal. I request that we avoid over-lawyering this situation by arguing about the "shape of the negotiating table" and move forward as sensible businessmen to implement this transaction. I believe I have provided the Special Committee with a "no cost", "no lose" proposal which includes terms which are far more advantageous in every respect than any third party would be expected to offer.
It is now the Special Committee's obligation to exercise sound business judgment in discharging its fiduciary responsibilities and join with me to reward VLT's shareholders for their patience.

                                      Sincerely,



                                      William Spier